Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Six Months Ended June 30,	2014	2013
Fixed charges:
Interest expense including
amortization of debt discount	$271	$261
Portion of rentals representing an interest factor	54	58
Total fixed charges	$325	$319

Earnings available for fixed charges:
Net income	$2,379	$2,063
Equity earnings net of distributions	(25)	(17)
Income taxes	1,460	1,250
Fixed charges	325	319
Earnings available for fixed charges	$4,139	$3,615

Ratio of earnings to fixed charges	12.7	11.3

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